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AUG 2 4 2005
WASH, D.C.
190
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-04 (MM/DD/YY) AND ENDING 6-30-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORTON CLARKE BURNS FU & METCALF, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Pike Street, Suite 2250
(No. and Street)

Seattle (City) WA (State) 98101-4013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Metcalf (206)676-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey M. Wilson, P.S.
(Name – *if individual, state last, first, middle name*)

15215 52nd Ave. S., #26 (Address) Tukwila (City) WA (State) 98188 (Zip Code)

PROCESSED
AUG 3 0 2005
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Metcalf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Clarke Burns Fu & Metcalf, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHERRI L. PRUETT
COMMISSION EXPIRES
NOTARY
PUBLIC
12-19-06
STATE OF WASHINGTON

Signature

Treasurer/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORTON CLARKE BURNS FU & METCALF, INC.

FINANCIAL STATEMENTS

JEFFREY M. WILSON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
15215 52ND AVENUE SOUTH #26
TUKWILA, WASHINGTON 98188

MORTON CLARKE BURNS FU & METCALF, INC.

FINANCIAL STATEMENTS

JUNE 30, 2005 and 2004

TABLE OF CONTENTS

JEFFREY M. WILSON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
15215 52ND AVENUE SOUTH #26
TUKWILA, WASHINGTON 98188
(206) 282-2727
FAX (206) 285-1528

- Independent Auditor's Report -

The Board of Directors
Morton Clarke Burns Fu & Metcalf, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Morton Clarke Burns Fu & Metcalf, Inc. as of June 30, 2005 and 2004 and the related statement of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Morton Clarke Burns Fu & Metcalf, Inc. as of June 30, 2005 and 2004 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.



Jeff M. Wilson, P.S.
Seattle, Washington
August 19, 2005

JEFFREY M. WILSON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS
15215 52ND AVENUE SOUTH #26
TUKWILA, WASHINGTON 98188
(206) 282-2727
FAX (206) 285-1528

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a–5

The Managing Directors
Morton Clarke Burns Fu and Metcalf, Inc.

In planning and performing our audit of the financial statements of Morton Clarke Burns Fu and Metcalf, Inc. for the years ended June 30, 2005 and 2004 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Morton Clarke Fu Burns and Metcalf, Inc. that we consider relevant to the objectives stated in Rule 17a–5(g)(1) in making the periodic computations or aggregate indebtedness and net capital under Rule 17a–3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3–3.

The management of Morton Clarke Burns Fu and Metcalf, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above–mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Morton Clarke Burns Fu and Metcalf, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.



Jeffrey M. Wilson, P.S.
Certified Public Accountants
August 19, 2005

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2005 and 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Payable - Fidelity	$ 2,971,253	$ 2,051,640
Commissions Payable	111,660	104,979
B & O Tax Payable	7,990	7,423
Accounts Payable	7,883	0
Total Current Liabilities	3,098,786	2,164,042
Total Liabilities	3,098,786	2,164,042
STOCKHOLDERS' EQUITY		
Capital stock $1 stated value per share, 940,000 shares issued and outstanding	940,000	936,915
Retained Earnings	1,063,070	1,074,276
Total Stockholders' Equity	2,003,070	2,011,191
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,101,856	$ 4,175,233

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
INCOME STATEMENT
For the years ending June 30, 2005 and 2004

	2005		2004	
	AMOUNT	Percent Of Gross Revenue	AMOUNT	Percent Of Gross Revenue
REVENUE				
Trading	$ 566,530	16.7%	$ 685,748	17.5%
Commissions	1,785,115	52.5%	1,949,265	50.0%
Interest Income	8,848	0.3%	6,349	0.2%
Managed Account Fees	753,545	22.1%	733,507	18.8%
Tax Exempt Interest Income	252,207	7.4%	349,130	8.9%
Miscellaneous Income	61,993	1.8%	77,719	2.0%
Unrealized Gains (Losses) - Trading Securities	(26,466)	-0.8%	100,662	2.6%
Gross Revenue	3,401,772	100.0%	3,902,380	100.0%
OPERATING EXPENSES	3,414,328	100.4%	3,902,538	100.0%
Income (Loss) Before Federal Income Tax	(12,556)	-0.4%	(158)	-0.0%
Federal Income Tax	2,504	0.0%	5,261	0.1%
Net Income (Loss)	$ (15,060)	-0.4%	$ (5,419)	-0.1%

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF RETAINED EARNINGS
For the years ending June 30, 2005 and 2004

	2005	2004
Retained earnings, July 1, 2004 and 2003	$ 1,074,276	$ 1,073,415
Net income (loss)	(15,060)	(5,419)
Resale of Treasury Stock	3,854	6,280
Retained earnings, June 30, 2005 and 2004	$ 1,063,070	$ 1,074,276

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ending June 30, 2005 and 2004

	2005	2004
Stockholders' Equity, July 1, 2004 and 2003	$ 2,011,191	$ 2,005,330
Capital Stock Subscription	3,085	5,000
Net Income (Loss)	(15,060)	(5,419)
Resale of Treasury Stock - Retained Earnings Portion	3,854	6,280
Stockholders' Equity, June 30, 2005 and 2004	$ 2,003,070	$ 2,011,191

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2005 and 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (15,060)	$ (5,419)
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization	14,657	16,472
Change in current assets and liabilities:		
Decrease in accrued interest receivable	295	96,945
(Incr.) or decr. in inventory - muni bonds	(878,006)	6,131,012
(Incr.) or decr. in prepaid income tax	(1,879)	40,495
(Increase) in prepaid expenses	(1,173)	(615)
Decrease in fixed income receivable	0	27,416
(Increase) in management fees receivable	(1,644)	(19,897)
Increase or (decrease) in payable - Fidelity	919,613	(6,271,321)
Increase or (decrease) in B & O tax payable	567	(2,552)
Increase in commissions payable	6,681	15,486
Increase in accounts payable	7,883	0
Total adjustments	66,994	33,441
Net cash provided from operating activities	51,934	28,022
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for purchase of equipment	(12,320)	(13,135)
Net cash (used) in investing activities	(12,320)	(13,135)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from capital stock subscription	3,085	5,000
Proceeds from treasury stock subscription	3,854	6,280
Net cash provided from financing activities	6,939	11,280
Net increase in cash and cash equivalents	46,553	26,167
Cash and cash equivalents at July 1, 2004 and 2003	89,877	63,710
Cash and cash equivalents at June 30, 2005 and 2004	$ 136,430	$ 89,877

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2005 and 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

DISCLOSURE OF ACCOUNTING POLICY :

For purposes of the statement of cash flows, the company considers the following to be cash equivalents, cash - deposit (NASD).

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and 2004

NOTE 1: BUSINESS STRUCTURE

Morton Clarke Burns Fu & Metcalf, Inc. is a full service broker/dealer. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. Morton Clarke Burns Fu & Metcalf, Inc. clears all transactions through its correspondent National Financial Services Corporation (Fidelity). Therefore Morton Clarke Burns Fu & Metcalf, Inc. is exempt from Rule 15c3-3.

NOTE 2: BUSINESS FORMATION

Morton Clarke Burns Fu & Metcalf, Inc. was incorporated September 1, 1994 under the laws of the State of Washington. The company has a June 30 fiscal year end and is taxed as a C corporation. The company was licensed with the NASD and began active operations on January 11, 1995.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Morton Clarke Burns Fu & Metcalf, Inc. reports on the accrual method of accounting, therefore income and expense are reported when earned or incurred not when money is received or paid. All amounts at June 30, 2005 and 2004 are reported based on trade date, not settlement date accounting principles. Therefore any securities trades on June 30, 2005 and 2004 or prior are included in these financial statements even though the transaction settled after June 30, 2005 and 2004. Depreciation is recorded on the financial statements based on the same calculation that was used for federal income tax purposes. Any differences between tax depreciation and depreciation under generally accepted accounting principles are immaterial.

MORTON CLARKE BURNS FU & METCALF, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and 2004

NOTE 4: INVENTORY - MUNI BONDS

All inventory is carried by National Financial Services Corporation (Fidelity) as of June 30, 2005 and 2004. Morton Clarke Burns Fu & Metcalf, Inc. has borrowed money against the inventory value with Fidelity. The payable to Fidelity at June 30, 2005 and 2004 was $2,971,253 and $2,051,640 respectively. The payable is secured by the value of the inventory.

The inventory value is the fair market value of the bonds on that date. The fair market value of the bonds was $4,644,996 and $3,766,990 as of June 30, 2005 and 2004 respectively. The difference between the cost and the fair market value is shown as unrealized gains or (losses) from trading securities on the income statement.

NOTE 5: FIXED ASSETS

All fixed assets are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System. Furniture is depreciated over a seven year useful life while telephone, office, and computer equipment are depreciated over a five year useful life. In addition to regular depreciation, $12,320 and $13,335 of additional depreciation (election to expense) was claimed for the years ending June 30, 2005 and 2004 respectively.

NOTE 6: ORGANIZATION COSTS

Organizational costs consist primarily of legal fees incurred to set up the corporation. These costs are amortized over five years using the straight line method.

NOTE 7: LEASES AND LEASING ARRANGEMENTS

The following is a schedule of leases which Morton Clarke Burns Fu & Metcalf, Inc. has entered into as of June 30, 2005.

Item	Monthly Payment	Lease Term	Square Footage
Pike Street Office	$9,740.91	11-1-01 to 10-31-06	3001
Copy Machine	325.43	8-31-04 to 8-31-09	N/A

--- Continued on next page --------

The following is a schedule, by year, of future minimum lease payments.

Year ending	June 30, 2006	$ 120,796
	June 30, 2007	42,869
	June 30, 2008	3,905
	June 30, 2009	3,905
	June 30, 2010	650
Total Minimum Payments Required		$ 172,125

NOTE 8: PROFIT SHARING - 401K PLAN

Morton Clarke Burns Fu and Metcalf, Inc. has a company sponsored 401K retirement plan. The company made a 3% profit sharing contribution to the plan for the years ended June 30, 2005 and 2004. The contribution amounted to $75,535 and $80,708 for the years ended June 30, 2005 and 2004 respectively. In addition the company made matching contributions of $7,950 and $9,000 to the 401K plan for the years ended June 30, 2005 and 2004 respectively.

SUPPLEMENTAL MATERIAL

Our examination of the financial statements included in the preceding section of this report was directed to an expression of our opinion taken as a whole. The supplemental material presented in the following section of this report has been subjected to certain procedures applied in connection with our examination of the financial statements. This information, while not required, is in our opinion, fairly stated in all material respects when considered in relation to the financial statements taken as whole.



Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2005 and 2004

	2005		2004	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Advertising and Promotion	$ 932	0.03%	$ 934	0.02%
Bloomberg Lease	128,575	3.78%	136,358	3.49%
Bond Desk Trading	23,755	0.70%	12,680	0.32%
Bond Redemption Fees	0	0.00%	371	0.01%
Business Taxes and Licenses	955	0.03%	926	0.02%
B & O Tax - Seattle	12,686	0.37%	14,361	0.37%
B & O Tax - Washington	46,044	1.35%	51,906	1.33%
Charitable Contributions	24,626	0.72%	30,405	0.78%
Clearing Fees	295,464	8.69%	340,141	8.72%
Compliance Expense	7,073	0.21%	2,937	0.08%
Computer Expense	23,231	0.68%	18,234	0.47%
Copier Lease	3,059	0.09%	2,703	0.07%
Customer Service Expense	14,915	0.44%	14,930	0.38%
Customer Write Off	3,556	0.10%	6,063	0.16%
Depreciation	14,657	0.43%	16,472	0.42%
Data Line	20,245	0.60%	20,557	0.53%
Data Process Expense	25,859	0.76%	26,571	0.68%
Employee Benefits	101,551	2.99%	96,061	2.46%
Federal Express	1,149	0.03%	1,694	0.04%
Fees, Service and Regulatory	13,931	0.41%	16,010	0.41%
Insurance Expense	3,526	0.10%	6,196	0.16%
Interest Expense	64,189	1.89%	94,326	2.42%
Internet Expense	21,297	0.63%	22,224	0.57%
Meals and Entertainment	10,471	0.31%	14,968	0.38%
NASD Assessments/Fees	3,684	0.11%	4,187	0.11%
Office Supplies and Expense	26,925	0.79%	28,187	0.72%
Subscriptions and Periodicals	59,763	1.76%	63,721	1.63%
Payroll Service	2,587	0.08%	2,587	0.07%
Payroll Taxes	96,405	2.83%	107,347	2.75%
Postage & Other Freight	3,788	0.11%	3,583	0.09%
Professional Fees	17,338	0.51%	15,169	0.39%
Profit Sharing Expense	83,485	2.45%	89,708	2.30%
Quote Fees	28,243	0.83%	43,630	1.12%

--- Continued on next page --------

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2005 and 2004

	2005		2004	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
---- Continued from previous page ----				
Rent Expense	$ 115,187	3.39%	$ 109,289	2.80%
Repairs & Maintenance	233	0.01%	2,044	0.05%
Salaries - Officers	810,760	23.83%	938,231	24.04%
Salaries - Commissions	1,026,874	30.19%	1,267,106	32.47%
Salary - Clerical	260,835	7.67%	258,304	6.62%
Telephone Expense	13,975	0.41%	14,651	0.38%
Training - Securities	2,500	0.07%	1,101	0.03%
Travel	0	0.00%	5,665	0.14%
TOTAL OPERATING EXPENSE	$ 3,414,328	100.37%	$ 3,902,538	100.00%

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT REGARDING AUDIT OF NET CAPITAL
June 30, 2005 and 2004

As part of our audit we verified the Schedule of Net Capital as prepared by Morton Clarke Burns Fu & Metcalf, Inc. We found no material differences between their schedule and our audited Schedule of Net Capital.



Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE BURNS FU & METCALF, INC.
SCHEDULE OF NET CAPITAL
For the years ending June 30, 2005 and 2004

	2005	2004
Total ownership equity from Statement of Financial Condition	$ 2,003,070	$ 2,011,191
Total ownership equity qualified for Net Capital	2,003,070	2,011,191
Add: Liabilities subordinated to claim of general creditors allocable in computation of Net Capital	0	0
Total capital and allowable subordinated liabilities	2,003,070	2,011,191
Deduct: Total nonallowable assets from Statement of Financial condition	(263,320)	(261,120)
Net Capital before haircuts on securities positions	1,739,750	1,750,071
Haircuts on securities		
Debt Securities	(208,223)	(201,291)
Other Securities	(1,167)	(1,421)
Total Haircuts	(209,390)	(202,712)
NET CAPITAL	$ 1,530,360	$ 1,547,359

Minimum net capital required for Morton Clarke Burns Fu & Metcalf, Inc. is $250,000 effective June 10, 1999. Therefore Morton Clarke Burns Fu & Metcalf, Inc. has excess net capital of $1,280,360 and $1,297,359 as of June 30, 2005 and 2004 respectively.

The accompanying notes are an integral part of these statements.